[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

August 25, 2010

VIA EDGAR TRANSMISSION AND

FACSIMILE TRANSMISSION TO (703) 813-6963

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International CCE Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 19, 2010

File No. 333-167067

Amendment No. 3 to Schedule 13E-3 relating to

Coca-Cola Enterprises Inc.

Filed August 19, 2010

File No. 005-38029

Dear Mr. Reynolds:

We hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated August 20, 2010 (the “Comment Letter”) on behalf of Coca-Cola Enterprises Inc. (the “Company” or “CCE”) and International CCE Inc. (“New CCE”), and to the extent the responses indicate they are responses of The Coca-Cola Company (“TCCC”) and Cobalt Subsidiary LLC (“Merger Sub”), on behalf of TCCC and Merger Sub. Additionally, New CCE files herewith, via EDGAR, Amendment No. 4 to the Registration Statement on Form S-4, originally filed with the Commission on May 25, 2010 (the “Registration Statement”),

and the filing persons that are signatories thereto file Amendment No. 4 to the Schedule 13E-3 originally filed with the Commission on May 25, 2010 (the “Schedule 13E-3”). These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Registration Statement on Form S-4

Material United States Federal Income Tax Consequences, page 71

Item 21. Exhibits and Financial Statement Schedules

1. Please revise Exhibits 8.1 and 8.2 as well as the tax consequences section of the prospectus to state clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion.

Response: The Company has revised the Registration Statement at page 72, and Exhibits 8.1 and 8.2 have been revised, in response to the Staff’s comment.

* * * * *

Comments or questions regarding these matters may be directed to Daniel Zimmerman by facsimile at (212) 378-2454 or by telephone at (212) 701-3777, Helene Banks at (212) 701-3439 or Jonathan Mark at (212) 701-3100.

Very truly yours,
/s/	Helene R. Banks
Helene R. Banks

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)

Martha E. McGarry (Skadden, Arps, Slate, Meagher & Flom LLP)

Sean C. Doyle (Skadden, Arps, Slate, Meagher & Flom LLP)

Gerard M. Meistrell (Cahill Gordon & Reindel LLP)

Jonathan I. Mark (Cahill Gordon & Reindel LLP)